ISSUER FREE WRITING PROSPECTUS
Dated October 2, 2012
Filed Pursuant to Rule 433
Registration No. 333-169821

AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on October 8, 2010 and the registration statement became effective on August 15, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated April 27, 2012, and supplements thereto are available on the SEC Web site at http://sec.gov/Archives/edgar/data/1501745/000114420412024549/v310575_424b3.htm

http://www.sec.gov/Archives/edgar/data/1501745/000114420412038315/v317816_424b3.htm

http://www.sec.gov/Archives/edgar/data/1501745/000114420412042384/v320144_424b3.htm

http://www.sec.gov/Archives/edgar/data/1501745/000114420412044098/v320907_424b3.htm

http://www.sec.gov/Archives/edgar/data/1501745/000114420412049503/v322979_424b3.htm

http://www.sec.gov/Archives/edgar/data/1501745/000114420412054053/v750250-1_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1501745/000114420412054054/v750250-2_424b3.htm

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The article attached as Annex A was originally published online by National Real Estate Investor on September 26, 2012. The article reported on certain statements made by Nicholas S. Schorsch, CEO and Chairman of the Company’s Board of Directors, solely in his capacity as Chairman and CEO of American Realty Capital.

The article was not prepared or reviewed by the Company prior to publication. National Real Estate Investor, the publisher of the article, routinely publishes articles on business news. National Real Estate Investor is not affiliated with the Company, and no payment was made nor was any consideration given to National Real Estate Investor by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

Net Lease Properties Become a Hot Commodity Due to Low Yields on Alternative Investments

Sep 26, 2012

By Elaine Misonzhnik, Senior Associate Editor

September proved to be a busy month for the single-tenant net lease sector. Within a 24-hour period on Sept. 6, Realty Income Corp., an Escondido, Calif.–based REIT specializing in net lease properties, bought American Realty Capital Trust, which owns 501 mostly net lease buildings, for approximately $2.95 billion; then Lexington Realty Trust, a New York City–based REIT, announced it was acquiring a portfolio of net lease office and industrial properties from its joint venture with Inland American for $480 million.

As Nicholas S. Schorsch, chairman and CEO of American Realty Capital, puts it: “You’ve got an asset class that’s very durable, with no capital expenditures, long-term leases, corporate credit tenants and no operating expenses. So it makes it particularly appetizing as an investment profile. But more importantly, you’ve got interest rates that are historically low right now, so it’s a very good dynamic—you can get very strong returns, while maintaining honest leverage.”

The mega-transactions taking place indicate that institutional investors’ voracious appetites for quality net lease assets have met with a dearth of supply and skyrocketing valuations on one-off deals, says Randy Blankstein, president of the Boulder Group, a Northbrook, Ill.–based real estate services firm focused on the net lease sector.

“Today it’s very difficult to assemble large portfolios and buying whole companies is much easier from that perspective,” Blankstein says. “You are not really buying the companies per se, you are buying portfolios, and I think you are going to see more of that.”

In fact, when it comes to class-A net lease assets, with credit tenants, long-term leases and locations in the top 50 metropolitan areas, demand has been on par with demand for multifamily properties, currently the hottest investment class in real estate, says Al Pontius, national director of brokerage with Marcus & Millichap Real Estate Investment Services, a Calabasas, Calif.–based brokerage firm. That’s due to several factors, including the perceived safety of the product type and higher return rates compared to other fixed-income investment alternatives, notes Christopher Maling, senior vice president and director of Colliers International’s national retail group.

Today a 10-year government bond would yield a return of approximately 1.5 percent, Maling says, while a net lease building offers returns from 5 percent to 8.5 percent or greater. There is also little risk associated with class-A net lease properties—as long as the location is good and the building is well-maintained there will always be tenants willing to sign leases even if the existing occupant leaves. This inspires greater confidence in conservative investors than the recently volatile stock market.

Plus, net lease properties rarely require intensive management since the majority of them are leased on a triple-net basis, with the landlord bearing no responsibility for the structure.

The challenge for investors has been the fact that there aren’t enough desirable properties on the market to feed existing demand, says Jonathan W. Hipp, president and CEO of Calkain Cos., a Washington, D.C.–based commercial real estate firm specializing in triple-net lease properties. When such properties are available, they are priced at a premium. That’s why most net lease specialists expect to see more company acquisitions like the Realty Income/American Realty deal and more IPOs as stock market investors become more aware of the advantages of net lease REITs.

On Sept. 20, for example, Spirit Realty Capital, a Scottsdale, Ariz.–based company that invests in and manages net lease retail and industrial properties, conducted an IPO valued at approximately $435 million. The firm issued 29 million shares at $15.00 apiece. Spirit Realty owns 1,096 properties in the United States.

“I think interest [in net lease assets] can easily increase,” says Shelby E. L. Pruett, chairman and CEO of Equity Global Management, a Chicago-based principal-oriented investment firm that focuses on single-tenant net lease, sale-leaseback and build-to-suit real estate.

Hard numbers

Net lease retail buildings tend to trade more often than properties in other sectors because they are more accessible to individual investors due to their smaller size (most are valued under $5 million), and there is a greater number of available good-credit tenants in retail than in other commercial real estate sectors. Although the retail sector’s health overall is tied to the economy, retailers that tend to occupy net lease spaces are somewhat protected from recessionary forces, says Maling. A restaurant chain like McDonald’s can drum up healthy sales in a Midwestern suburb and Midtown Manhattan. After all, McDonald’s didn’t earn its top-notch credit rating by opening new stores haphazardly, Maling adds.

This past year, transactions involving net lease retail properties totaled approximately $6.9 billion, with the average cap rate of 6.8 percent and the average price of $254 per sq. ft., according to research by Calkain Cos. Transactions involving office properties totaled $6.6 billion, with the average cap rate of 7.7 percent and price per sq. ft. of $238. Industrial transactions totaled $8.5 billion, with a cap rate of 7.8 percent and an average price of $77 per sq. ft.

Plus, the number of available retail assets nationwide rose 17.88 percent from the first to the second quarter of 2012, to 3,508, according to a Boulder Group report. The number of office properties on the market in the same period fell 9 percent, to 455. The number of available industrial properties rose 20 percent, but the total was only 384 buildings.

The stability of office and industrial properties is more directly tied to job growth than retail assets, so investors tend to feel greater concern about the economic fundamentals of the markets these assets are located in, no matter how long the lease is or how well-respected the tenant. Marcus & Millichap’s Pontius notes a single-tenant bank office headquarters that recently traded in Paso Robles, Calif. The building houses a good-credit tenant, has 10 years remaining on its lease and sold at a cap rate of 8 percent. If the same building, with the same tenant and lease term, went on the market in Los Angeles instead of Paso Robles, it could have easily sold at a cap rate of 6.5 percent, Pontius notes.

“We’ve seen several transactions where, because the office property was in a secondary market and that market was relatively soft, it had an adverse effect on the asset,” says Spencer Levy, executive managing director of capital markets with commercial real estate services firm CBRE.

Plus, since industrial and office deals tend to price in the double digits (from $20 million to $50 million), the pool of potential buyers shrinks significantly, primarily to REITs and private equity funds rather than individual investors.

Average cap rates reflect those differences. In the second quarter, cap rates for net lease properties ranged from an average of 7.5 percent for retail buildings to 8.0 percent for industrial assets to 8.25 percent for office buildings, according to the Boulder Group report.

But because office and industrial buildings now offer better yields than many retail properties, interest in them is increasing. Equity Global initially built its portfolio on retail assets, but now focuses on acquiring both distribution/logistics facilities and single-tenant office buildings, Pruett notes. It is searching for core market properties with leases of 15 years or more and built-in rent escalations of 1.5 percent to 2.5 percent.

Similarly, Paul M. Domb, vice president of asset management with United Trust Fund, a Miami-based firm that specializes in corporate sale-leaseback transactions, notes that cap rates for net lease buildings are currently at historic lows.

“We don’t dictate to the market, the market dictates to us,” says Domb. “So if we find the right building and we are getting a 7 percent current [cap rate], it’s an acceptable return to us.”

In 2012 United Trust Fund closed approximately 220 million dollars' worth of office and industrial/distribution acquisitions, including West Coast and Midwest corporate headquarters, an Atlantic seaboard regional office and a Carolinas distribution facility. The headquarters acquisitions closed at cap rates in the 7 percent range, says Domb.

In the office sector, buildings occupied by government entities and medical offices are viewed as the safest investments right now, brokers say. FedEx Ground facilities and Amazon.com and Wal-Mart Stores warehouses tend to be the most desirable industrial tenants.

In the second quarter, properties net leased by FedEx traded at a median cap rate of 7.6 percent, according to the Boulder Group. Properties leased to government agencies traded at a median cap rate of 7.79 percent.

Looking ahead

The demand for net lease properties is likely to continue for the foreseeable future. With the Federal Reserve vowing to keep interest rates under 0.25 percent through mid-2015, yields on bonds are not likely to go much higher, says Levy, which means net lease real estate assets should remain a preferred investment type. American Realty Capital’s Schorsch projects that net lease properties will remain in favor for the next three to four years.

With the U.S. economy still on shaky ground, it’s doubtful that a more attractive investment alternative will emerge anytime soon, Scorch and CBRE's Levy say. If aggressive job growth begins, it may lead to investors being able to accept greater risk and abandoning the safety of net lease properties to put money into assets with higher yields. But at the moment that seems less than likely, which is why Walgreens drugstores are among the most popular properties with net lease investors, despite the fact that Walgreens leases last up to 75 years, severely limiting potential for future rent growth.

“Your upside in net lease is capped to a great degree than in a multi-tenant asset,” Levy notes. “So the good news is you are locked into a long-term lease with a good-credit tenant. And the downside is you are locked into a long-term lease with a good-credit tenant.”